News Release

CONTACT:
Donn Dunker
(812) 981-7356

FOR IMMEDIATE RELEASE

     NEW ALBANY, Ind. (Nov. 2, 1999) - Community Bank Shares of Indiana, Inc. has announced today that James M. Stutsman has stepped down from his position as chief financial officer to pursue new career opportunities.

     "Jim has been a valuable contributor in his twenty-one year career with our organization," President and CEO Michael L. Douglas said. "He has provided keen insight into strategic issues along with excellent counsel on the challenges we face in today's competitive marketplace. His contribution and advice will certainly be missed. We wish him well."

     Community Bank Shares of Indiana, Inc., headquartered in New Albany, is Southern Indiana's largest independent bank holding company with assets of $377 million as of October 1999. Its three affiliate banks include Community Bank and Heritage Bank, which have offices in Floyd and Clark counties respectively, and NCF Bank & Trust Co., in Bardstown, Ky.